Exhibit 99.1



NetEase, Inc.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 9999)

RECORD DATE FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors of NetEase, Inc. (the "**Company**") announces that the record date for the purpose of determining the eligibility of the holders of our ordinary shares, par value US$0.0001 per share ("**Ordinary Shares**"), to vote at and attend our forthcoming annual general meeting of shareholders (the "**General Meeting**") will be as of close of business on Tuesday, May 26, 2026, Hong Kong time (the "**Ordinary Shares Record Date**"). In order to be eligible to vote at and attend the General Meeting, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Tuesday, May 26, 2026, Hong Kong time. All persons who are registered holders of Ordinary Shares on the Ordinary Shares Record Date will be entitled to vote and attend the General Meeting.

Holders of American depositary shares ("**ADSs**") issued by The Bank of New York Mellon, as depositary of the ADSs, and representing our Ordinary Shares may attend, but may not vote at, the General Meeting. Holders of ADSs as of the close of business on Tuesday, May 26, 2026, New York time (the "**ADSs Record Date**", together with the Ordinary Shares Record Date, the "**Record Date**"), will be able to instruct The Bank of New York Mellon, the holder of record of Ordinary Shares represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Upon the timely receipt of a properly completed ADS voting instruction card, The Bank of New York Mellon, as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the amount of Ordinary Shares represented by the ADSs in accordance with the instructions set forth in the ADS voting instruction card. Please be aware that, because of the time difference between Hong Kong and New York, if a holder of ADSs cancels their ADSs in exchange for Ordinary Shares on May 26, 2026, New York time, such holder of ADSs will not be able to instruct The Bank of New York Mellon, as depositary of the ADSs, as to how to vote the Ordinary Shares represented by the cancelled ADSs as described above, and will also not be a holder of those Ordinary Shares as of the Ordinary Shares Record Date for the purpose of determining the eligibility to attend and vote at the General Meeting.

Details, including the date and location of our General Meeting, will be set out in our notice of General Meeting to be issued and provided to holders of our Ordinary Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By Order of the Board
NetEase, Inc.
William Lei Ding
Director

Hong Kong, May 8, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Grace Tang, Ms. Alice Cheng, Mr. Joseph Tong, Mr. Michael Leung and Mr. Johnny Chan as the independent directors.